

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 8, 2008

Mr. Philip Rauch
Chief Financial Officer
China Crescent Enterprises, Inc.
14860 Montfort Drive, Suite 210
Dallas, TX 75254

> **Re: China Crescent Enterprises, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
>
> **Forms 10-QSB for the Fiscal Quarters Ended March 31, 2008 and**
> **June 30, 2008**
> **File No. 0-14306**

Dear Mr. Rauch:

We have reviewed your supplemental response letter dated August 5, 2008 as well as your filings and have the following comments. As noted in our comment letter dated July 8, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the Year Ended December 31, 2007

Note 2. Revenue Recognition, page F-5

1. We note your response to prior comment 3. You state that you are engaged in the "business of resale of computer hardware and software and IT consulting services" and you recognize revenue from product sales "upon delivery". In your response to prior comment one, you indicate that product sales accounted for 92% of revenue for the year ended December 31, 2007. It is not clear to us what type of computer hardware and software you sell and how you account for these sales. In your response please address the following items:

   • Describe in reasonable detail the hardware and software products that you sell and describe a typical sales transaction;

- Provide a schedule showing the amount recognized for each product category in 2007;
- Tell us how you applied the guidance in EITF Issue 00-21 in evaluating whether your sales transactions have multiple deliverables that should be divided into separate units of accounting; and
- If your sales arrangements include separate units of accounting, tell us how you account for each of the units in a typical arrangement, including how you determine the fair value of the units.

Form 10-QSB for the Three Months Ended March 31, 2008

2.   We note your response to prior comment 4. It appears that you may not meet the definition of a "smaller reporting company" as defined in Item 10(f) of Regulation S-K because you are a majority-owned subsidiary of a parent company that has not met the definition of a smaller reporting company. In this regard, please tell us how you have considered Item 10(f) of Regulation S-K and Question 102.03 of the Compliance & Disclosure Interpretations guidance found on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Christy Adams, Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director